Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 9 DATED OCTOBER 7, 2011
TO THE PROSPECTUS DATED APRIL 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 22, 2011, Supplement No. 7 dated August 18, 2011 and Supplement No. 8 September 30, 2011. The purpose of this Supplement No. 9 is to disclose:

•	the status of our initial public offering;

•	the resignation of Lisa Meyer as our Chief Financial Officer and Treasurer;

•	the appointment of Debra A. Hess as our Chief Financial Officer and Treasurer;

•	the appointment of Ronald J. Lieberman as our General Counsel and Secretary; and

•	the appointment of Neil Cohen as our Director of Operations.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010.  Of these shares, we are offering $1,000,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan.

As of October 6, 2011, we had received and accepted subscriptions in our initial public offering for an aggregate of 6,535,060 shares of common stock, or $65,161,105, including shares issued under our distribution reinvestment plan.  As of October 6, 2011, 103,991,256 shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.  Our initial public offering is expected to terminate on or before July 19, 2012, unless extended by our board of directors.

Changes to Management

On October 5, 2011, Lisa Meyer notified our board of directors that she will resign as our Chief Financial Officer and Treasurer as of October 21, 2011, or the effective date.

On October 6, 2011, our board of directors appointed Debra A. Hess to serve as our Chief Financial Officer and Treasurer as of the effective date.  Ms. Hess was also appointed Chief Financial Officer and Treasurer of NS Real Estate Income Trust Advisor, LLC, our advisor, as of the effective date and has served as Chief Financial Officer of NorthStar Realty Finance Corp., or our sponsor, since July 2011.

Ms. Hess, age 47, has significant financial, accounting and compliance experience at public companies.  Ms. Hess most recently served as Chief Financial Officer and Chief Compliance Officer for H/2 Capital Partners, where she was employed from August 2008 to June 2011.  From March 2003 to July 2008, Ms. Hess was a managing director at Fortress Investment Group, where she also served as Chief Financial Officer of Newcastle Investment Corp., a Fortress portfolio company and a NYSE-listed alternative investment manager. From 1993 to 2003, Ms. Hess served in various positions at Goldman, Sachs & Co., including as a Vice President in Goldman Sachs’s Principal Finance Group and as a Manager of Financing Reporting in Goldman Sachs’s Finance Division. Prior to 1993, Ms. Hess was employed by Chemical Banking Corporation in the corporate credit policy group and by Arthur Andersen & Company as a supervisory senior auditor.  Ms. Hess holds a Bachelor of Science in Accounting from the University of Connecticut in Storrs, Connecticut and a Master of Business Administration in Finance from New York University in New York, New York.

On October 6, 2011, our board of directors elected Ronald J. Lieberman to serve as our General Counsel and Secretary as of the effective date in lieu of Albert Tylis, who continues to serve as our Chief Operating Officer.  Mr. Lieberman was also appointed to serve as our advisor’s General Counsel and Secretary as of the effective date and has served as General Counsel and Assistant Secretary of our sponsor since April 2011.

Mr. Lieberman, age 41, has extensive legal and regulatory compliance experience at public companies.  Mr. Lieberman has served as General Counsel and Assistant Secretary of our sponsor since April 2011.  He also has served as General Counsel and Secretary of NorthStar Senior Care Trust, Inc. and of NorthStar Senior Care Advisor, LLC since April 2011. Prior to joining our sponsor, Mr. Lieberman was a partner in the Real Estate Capital Markets practice at the law firm of Hunton & Williams LLP. Mr. Lieberman practiced at Hunton & Williams LLP from September 2000 until March 2011 where he advised numerous REITs, including mortgage REITs, and specialized in capital markets transactions, mergers and acquisitions, securities law compliance, corporate governance and other board advisory matters. Prior to joining Hunton & Williams LLP, Mr. Lieberman was the Associate General Counsel at Entrade, Inc., during which time Entrade, Inc. was a publicly listed company on the NYSE. Mr. Lieberman began his legal career at Skadden, Arps, Slate, Meagher and Flom LLP. Mr. Lieberman holds a Bachelor of Arts, Master of Business Administration and Juris Doctor, each from the University of Michigan in Ann Arbor, Michigan.

On October 6, 2011, our board of directors elected Neil Cohen to serve as our Director of Operations as of the effective date. Mr. Cohen was also appointed to serve as our advisor’s Director of Operations as of the effective date.

Mr. Cohen, 39, has extensive legal, financial, accounting and operating experience.  Mr. Cohen has served as Vice President of Finance and Strategic Initiatives of our sponsor since March 2010.  From May 2009 until February 2010, Mr. Cohen served as a consultant to our sponsor and helped launch our company and our dealer manager, NRF Capital Markets, LLC.  From August 2008 until February 2010 Mr. Cohen served as a consultant to NorthStar Capital Investment Corp.  From August 2006 until August 2008 Mr. Cohen was a structured finance attorney with Cadwalader Wickersham & Taft LLP.  Mr. Cohen began his career after law school with PriceWaterhouseCoopers LLP, where he advised real estate companies on tax related matters.  Mr. Cohen holds a Bachelor of Science from the University of Maryland in College Park, Maryland and a Juris Doctor from Cardozo School of Law in New York, New York.  Mr. Cohen is also a certified public accountant.